Exhibit 99.4

Intermap Wins Major Indonesian Mapping Contract

Indonesia awards Intermap $20 million contract to map 10% of the country in 2024

Follow-on task orders to map the remaining 90% expected over the subsequent four years

Intermap’s proprietary IFSAR technology enables unique country-wide mapping solution to achieve unprecedented specifications

DENVER, Jan. 23, 2024 -- Intermap Technologies (TSX: IMP; OTCQB: ITMSF) (“Intermap” or the “Company”), a global leader in 3D geospatial products and intelligence solutions, today announced it has won a $20 million contract to map the Island of Sulawesi, Indonesia in 2024 (the “Contract”). The Contract is the first phase of the Indonesian national topographic basemap program to create a national digital basemap as part of the One Map program backed by Presidential Decree. Under the One Map program’s approved technical specifications, the government will collect airborne IFSAR-derived elevation data and cloud- free radar imagery for the entire country at resolutions suitable for 1:5,000 scale mapping. The first phase awarded today represents 10% of the country’s land area and 10% of the One Map program. Work on the remaining 90% is expected over the subsequent four years.

Indonesia’s national geospatial agency, Badan Informasi Geospasial (BIG), has been mandated to create a national digital basemap. Indonesia is the fourth most populous country and one of the largest and fastest-growing economies in Southeast Asia, strategically positioned on the major trade route through the South China Sea. Basemaps play a critical role in policy formation, decision-making and implementation of activities such as natural resource management, disaster response and spatial planning. Creating basemaps to the 1:5,000 scale specification requires high-resolution remote sensing data, including imagery and digital elevation models (DEMs), to extract details like buildings, roads, land cover and terrain features. Indonesia is home to the world’s largest tropical peatlands and mangrove forests as well as the third largest tropical rainforest. These natural resources are vital in capturing carbon, helping mitigate climate change impacts, and are key resources for supporting Indonesia’s long-term development. Basemaps are essential for developing spatial plans, emergency response and natural disaster rehabilitation.

The Contract procurement to achieve this objective included a competitive process, which evaluated multiple commercial airborne and satellite technologies and sensors. Today’s award represents one of the largest single-source topographic mapping programs ever and demonstrates that national mapping agencies value Intermap’s unique airborne, native-3D Interferometric Synthetic Aperture Radar (IFSAR) collection, high-quality elevation data and rapid processing technology. Intermap and its partners will utilize Intermap’s IFSAR to map the entire Island of Sulawesi, an area of more than 180,000 square kilometers. No other company can meet Indonesia’s technical requirements within the budget and timeframe allotted by the Contract.

Intermap has an exclusive partnership with the subsidiary of a state-owned enterprise, PT Pratama Persada Airborne (PPA), which leverages the strengths of both parties. The partnership combines Intermap’s cutting-edge, patented IFSAR collection technology and data processing expertise with PPA’s extensive local knowledge, resources and government support. Together, the companies provide an unparalleled mapping solution for this first phase of the Indonesian national mapping program and future work under the One Map program.

Today’s Contract is expected to be the first phase of the One Map program to map approximately 17,000 islands, spanning Indonesia’s entire territory, covering equatorial Southeast Asia. The follow-on contract is expected to take four years and will complete the foundation basemap, with additional agreements to support the maintenance of the basemap.

“This major contract in Indonesia highlights the value of our decades of experience, commercialization expertise and technological development,” said Patrick A. Blott, Intermap Chairman and CEO. “We have had a presence in Indonesia since the 1990s and have received numerous contracts over the past two decades. The progression of our technology, our exploitation of relevant data to drive valuable commercial use cases and the expansion of our operations in Indonesia are a testament to our ability to respond to challenging client requirements — in this case, in-country processing, stringent data specifications and ability to work closely with the local surveying, mapping, government and business communities.”

Indonesia is located in the cloud belt, often blanketed with persistent cloud cover, and mostly composed of rural areas and dense tropical rainforests. IFSAR technology is the only mapping solution that offers cloud-penetrating and foliage-penetrating capabilities at the resolutions required to achieve 1:5,000 scale mapping. Intermap’s IFSAR is approved by the Indonesian government as a preferred technology, capable of achieving the required basemap standards. This award demonstrates the high degree of confidence Indonesia has for the collection and processing capabilities of Intermap and its partners. Indonesia plans to commercialize the data and Intermap is uniquely positioned to contribute its extensive experience and capabilities to create exploitation tools for applications such as flood mapping, navigation, resource management and infrastructure monitoring.

Under the terms of the Contract, which is subject to additional amended terms and conditions regarding subcontractors for the final allocation of taxes for goods and services, Intermap will provide collection, processing and delivery of high-quality elevation data and imagery data as part of a consortium of other local operators. The entire area will be captured using airborne IFSAR, a SAR-based native 3D collection technology with quality and precision that cannot be duplicated with spaceborne sensors.

After an extensive, multiyear evaluation process with the country’s expert SAR community, airborne IFSAR was identified as the only technology that could meet the government’s ambitious specifications for accuracy and detail. Intermap’s sensors and technology collect 25-centimeter resolution IFSAR imagery and produce 0.50-meter resolution digital surface models, 1- meter resolution digital terrain models, and feature products, including triple canopy foliage penetration, for foundational basemaps. Intermap’s proprietary IFSAR co-registered X- and P-band sensors will be deployed on one of its STAR-3 high- altitude, wholly-owned Learjet platforms. Using artificial intelligence and machine learning algorithms, the Company’s patented IRIS™ and LENS processing engines enable country-scale processing at speed by automatically extracting primary features from our aerial SAR as well as multi-sourced data, including high-frequency and low-frequency radar, multi-spectral imagery, LiDAR, satellite SAR, optical sensors, aerial photo and other sources, in near real-time, to assist in identifying and monitoring changes in features, objects and hybrid vectors.

Learn more about the Contract at intermap.com/indonesian-mapping-program.

Learn more about Intermap’s government data collection solutions at intermap.com/collection.

Intermap Reader Advisory

Certain information provided in this news release, including reference to revenue growth, the scope and timing of additional phases of the One Map program and expected follow-on task orders, and the methods of mapping to be used in performing the services under the Contract, constitutes forward-looking statements. The words “expect”, “will”, and similar expressions are intended to identify such forward-looking statements. Although Intermap believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of known and unknown risks and uncertainties. Intermap’s forward-looking statements are subject to risks and uncertainties pertaining to, among other things, cash available to fund operations, availability of capital, revenue fluctuations, the nature of government contracts, including changing political circumstances in the relevant jurisdictions, economic conditions, retention and availability of executive talent, competing technologies, common share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, breakdown of strategic alliances, and international and political considerations, as well as those risks and uncertainties discussed Intermap’s Annual Information Form and other securities filings. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive therefrom. All subsequent forward-looking statements, whether written or oral, attributable to Intermap or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements made herein, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

About Intermap Technologies

Founded in 1997 and headquartered in Denver, Colorado, Intermap (TSX: IMP; OTCQB: ITMSF) is a global leader in geospatial intelligence solutions, focusing on the creation and analysis of 3D terrain data to produce high-resolution thematic models. Through scientific analysis of geospatial information and patented sensors and processing technology, the Company provisions diverse, complementary, multi-source datasets to enable customers to seamlessly integrate geospatial intelligence into their workflows. Intermap’s 3D elevation data and software analytic capabilities enable global geospatial analysis through artificial intelligence and machine learning, providing customers with critical information to understand their terrain environment. By leveraging its proprietary archive of the world’s largest collection of multi-sensor global elevation data, the Company’s collection and processing capabilities provide multi-source 3D datasets and analytics at mission speed, enabling governments and companies to build and integrate geospatial foundation data with actionable insights. Applications for Intermap’s products and solutions include defense, aviation and UAV flight planning, flood and wildfire insurance, disaster mitigation, base mapping, environmental and renewable energy planning, telecommunications, engineering, critical infrastructure monitoring, hydrology, land management, oil and gas and transportation.

For more information, please visit www.intermap.com or contact:

Patrick A. Blott

Chairman and CEO

CEO@intermap.com

+1 (303) 708-0955